

July 12, 2013

Via E-mail
Mr. Peter W. Keegan,
Senior Vice President and Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, NY 10065-8087

Re: Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-06541

Dear Mr. Keegan:

We have reviewed your June 26, 2013 response to our June 12, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

Notes to Consolidated Financial Statements
Note 16. Reinsurance, page 163

1. On page 164, you disclose significant amounts of direct and ceded earned premiums and insurance claims and policyholders' benefits related to "a significant captive program." Please tell us:
   - The nature and the business purpose of transactions with captives. Explain how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
   - The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.
   - The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
   - Your consideration of disclosing the risks of employing your captives strategy.

- Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant